UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019001

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SEC FILE NUMBER
8- 48838

AL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAR 0 1 2004
383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Neovest Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Piedmont Center Ste. 200
(No. and Street)

Atlanta, GA 30305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

285 Peachtree Center Avenue, Suite 800
Atlanta, Georgia 30303-1230
Telephone: (404) 688-6841
Fax: (404) 688-1075

Independent Auditors' Report

To the Board of Directors and Shareholder of
Neovest Trading, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Neovest Trading, Inc. (a wholly-owned subsidiary of Neovest Holdings, Inc.) as of December 31, 2003, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neovest Trading, Inc. (a wholly-owned subsidiary of Neovest Holdings, Inc.) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant losses prior to 2003 and has previously relied upon equity contributions from its Parent, Neovest Holdings, Inc., to maintain compliance during the year with its minimum net capital requirement under the Securities and Exchange Act of 1934. The Parent has also incurred significant losses and negative cash flow since its inception and is dependent on continued financing from investors to sustain activity. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

February 6, 2004

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$230,976
Commissions receivable	288,620
Accounts receivable from affiliates, net	101,680
Accounts receivable and other assets	9,422
Prepaid expenses	9,609
Furniture, equipment and capitalized software at cost, less accumulated depreciation and amortization of $484,665	58,092
	$698,399

Liabilities and Shareholder's Equity

Liabilities	
Compensation payable	$ 51,785
Accounts payable and other accrued liabilities	318,397
Total liabilities	370,182
Commitments and contingencies	
Shareholder's equity	
Additional paid-in-capital	714,077
Retained deficit	(385,860)
Total shareholder's equity	328,217
	$698,399

See accompanying notes to financial statements.